Corporate Governance and Compliance Policy Manual

Exhibit 19

Trading in Company Securities

Purpose
Jones Lang LaSalle Incorporated (“JLL” or the “Company”) has adopted this Insider Trading Policy (this “Policy”) to help its directors, officers and employees comply with insider trading laws and to prevent even the appearance of improper insider trading.
Scope
A.This Policy applies to all directors, officers and employees of the Company, as well as their respective family members and others in their households (collectively referred to as “Insiders”), and any other individuals, such as contractors or consultants, the Chief Legal Officer may designate as Insiders due to their access to material nonpublic information concerning the Company. For purposes of this Policy, a “family member” includes a person’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. It also applies to former employees and directors and their family members.
B.Except as set forth explicitly below, this Policy applies to all transactions in the Company’s securities, including transactions in common stock, options, restricted stock, restricted stock units, and any other type of securities that the Company may issue. This Policy applies to such securities regardless of whether they are held in a brokerage, 401(k), or similar account, or through an employee stock purchase plan or otherwise.
Definitions
Material Information
Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Determining whether information is material is not always straightforward; rather, materiality is based on an assessment of all of the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight.
Nonpublic Information
Information is “nonpublic” if it has not been disseminated to investors through a widely circulated news or wire service (such as Dow Jones, Bloomberg, PR Newswire, etc.) or through a public filing with the Securities and Exchange Commission (the “SEC”). For the purposes of this Policy, information will be not considered public until after the close of trading on the second full trading day following the Company’s widespread public release of the information. For purposes of this Policy, a “trading day” shall mean any day on which the New York Stock Exchange is open for trading. For example, if the Company announces earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material non-public information at that time). If, however, the Company announces earnings after trading begins that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.
Statement of Policy
General Provisions
It is the policy of the Company that no Insider who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others inside or outside the Company, including family and friends (also known as “tipping”). Furthermore, if you are aware of material nonpublic information regarding the Company, you are prohibited from gifting Company Securities. Additionally, if you learn material nonpublic information about another company with which the Company does business, such as a supplier, customer or joint venture partner, or you learn that the Company is planning a major transaction with another company (such as an acquisition), you must not trade in the securities of the other company until such information has been made public for at least one full Trading Day.
The Company will not trade in Company Securities in violation of applicable securities laws or stock exchange listing standards.
Sanctions and Penalties
The penalties for violations of the insider trading laws can be severe. Insider trading violations are pursued vigorously by the SEC, the Department of Justice and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions. For example, under U.S. securities laws, a person who trades on material nonpublic information, or who provides such information to others, may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to three times the profit gained or loss avoided.
Failure to comply with this Policy may also subject directors, officers and employees of the Company to sanctions imposed by the Company, up to and including immediate dismissal for cause, whether or not the failure to comply with this Policy results in a violation of law.
If the Company fails to take appropriate steps to prevent illegal insider trading, it may have controlling person liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel, including those employees located outside of the United States, if they fail to take appropriate steps to prevent insider trading.
Specific Guidance
A.Generally Prohibited Activities
1.Trading in Company Securities.
a.No Insider may buy, sell, gift or otherwise trade in Company securities while aware of material nonpublic information concerning the Company.
b. No Insider may buy, sell, gift or otherwise trade in Company securities during any trading blackout period applicable to such Insider as designated by the Chief Legal Officer. This prohibition extends to trades of the Company securities in which you have any “beneficial” or other interest, or over which you exercise investment control, including:
•transactions in the Company securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you;
•transactions in the Company securities for which you act as trustee, executor or custodian; and
•transactions in any other account or investment involving in any way any Company securities over which you exercise any direct or indirect control.
2.Tipping. Providing material nonpublic information to another person who may trade or advise others to trade on the basis of that information is known as “tipping” and is illegal. Therefore, no Insider may “tip” or provide material nonpublic information concerning the Company to any person other than a director, officer or employee of the Company, unless required as part of that Insider’s regular duties for the Company and authorized by the Chief Legal Officer.

3.Giving Trading Advice. No Insider may give trading advice of any kind about the Company to anyone, whether or not such Insider is aware of material nonpublic information about the Company, except that Insiders should advise other Insiders not to trade if such trading might violate the law or this Policy.

B.Additional Prohibited Activities

1.Engaging in Short Sales. No Insider may engage in short sales of Company securities.

A short sale is the sale of a security that the seller does not own at the time of the trade.

2.Engaging in Derivative Transactions. No Insider may engage in transactions in puts, calls or other derivative instruments that relate to or involve Company securities. Such transactions are, in effect, bets on short-term movements in the Company’s stock price and therefore create the appearance that the transaction is based on nonpublic information.
3.Hedging. No Insider may engage in hedging transactions involving Company securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds, unless a justification is provided for such transaction and pre-clearance is received from the Chief Legal Officer at least two (2) weeks prior to its execution. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on nonpublic information.
4.Trading on Margin or Pledging. No Insider may hold Company securities in a margin account or pledge (or hypothecate) Company securities as collateral for a loan. Margin sales or foreclosure sales may occur at a time when the Insider is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.

5.Trading in Securities of Other Companies. No Insider may, while in possession of material nonpublic information about any other company gained in the course of employment with the Company, (a) trade in the securities of the other company, (b) “tip” or disclose such material nonpublic information concerning that company to anyone, or
(c) give trading advice of any kind to anyone concerning the other company.

C.Additional Restrictions Applicable to Section 16 Individuals
Each member of the Board of Directors and Global Executive Board, and certain other Insiders, specifically identified by the Board, have been designated as “Section 16 officers” and, together with their respective family members and others in their household, are collectively referred to in this Policy as “Section 16 Individuals.”
1.Section 16 Individuals may not trade in Company securities except pursuant to a Rule 10b5-1 plan that meets the requirements of Rule 10b5-1 and has been approved by the Chief Legal Officer in accordance with this Policy. The Chief Legal Officer may grant exceptions to this rule in limited circumstances. In circumstances in which such an exception is granted, all trades in Company securities must receive pre-clearance from the Chief Legal Officer.
2.Section 16 Individuals are required to provide the Chief Legal Officer with details regarding any trade executed involving Company’s securities, as soon as possible after a trade is executed, so that any required report of the transaction can be filed on a timely basis or if such Section 16 Individual adopted, modified or terminated a Rule 10b5-1 Plan. All transactions involving Section 16 Individuals must be reported to the SEC within two (2) business days of the date the transaction occurred and the Company also must report if any Section 16 Individuals adopted, modified, or terminated a Rule 10b5- 1 Plan in the Company’s quarterly disclosure on Forms 10-Q and 10-K.
3.Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to shares held directly or shares in which they hold an indirect pecuniary interest (e.g., shares owned by family members and others in their household and shares held through other entities they control), may be required to update their beneficial ownership for purposes of compliance with Section 16. The practical effect of these provisions is that Section 16 Individuals who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material nonpublic information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option, nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.
4.If you have any doubt as to whether you are required to report beneficial ownership of, or a change in the nature of beneficial ownership of, any shares, please contact the Chief Legal Officer.
D.Designated Insiders and Blackout Periods
In order to help everyone avoid illegal insider trading, the Company has identified those who are at an enhanced risk of possessing inside information and who therefore must exercise greater diligence to comply with insider trading prohibitions. Referred to in this Policy as “Designated Insiders”, this group includes:
•Members of the Board of Directors
•Members of the GEB
•All Global Business Segment Chief Financial Officers
•Certain Additional Corporate Finance Staff
•Certain Corporate Legal Staff
•Certain Public Relations Staff
•All Investor Relations Staff
•Key Support Staff for any of the persons listed

This list is updated on a quarterly basis by the Chief Legal Officer, in consultation with the Chief Financial Officer. The Chief Legal Officer will notify individuals that are Designated Insiders under this Policy.
No Designated Insider or Designated Insider’s family member or controlled entities may trade in Company securities during the period beginning at the close of the market seven (7) days prior to the end of each calendar quarter and ending at the close of business on the second trading day following the public release of earnings for that quarter (each a “quarterly blackout period”), regardless of whether they are then actually aware of material non-public information. The Company has selected each of these quarterly blackout periods because each is the time when there is likely to be material non-public information about the Company that may be available to Designated Insiders. The imposition of the blackout on those listed reflects both actual access to information and public perceptions regarding possession of knowledge of certain matters.
In addition to the quarterly blackout periods described above, the Company may announce “special” blackout periods from time to time. Typically, this will occur when there are nonpublic developments that would be considered material for insider trading law purposes, such as, among other things, developments relating to regulatory proceedings or a major corporate transaction. Depending on the circumstances, a “special” blackout period may apply to all Designated Insiders or only a specific group of Designated Insiders. The Chief Legal Officer will provide written notice to Designated Insiders subject to a “special” blackout period. Any person made aware of the existence of a “special” blackout period should not disclose the existence of the blackout period to any other person. The failure of the Company to designate a person as being subject to a “special” blackout period will not relieve that person of the obligation not to trade while aware of material nonpublic information.
E.Exceptions
This Policy does not apply in the case of the following transactions, except as specifically noted:
1.Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker- assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

3. 401(k) Plan. This Policy does not apply to purchases of Company stock through the 401(k) Plan, if Company stock were one of the investment elections in the 401(k). This Policy does apply, however, to certain elections you may make under the 401(k) Plan that include Company stock as an investment election, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company stock fund.
4.Employee Stock Purchase Plan. This Policy does not apply to purchases of Company stock through the employee stock purchase plan. This Policy does apply to your election to participate in the plan for any enrollment period, and to your sales of Company stock purchased pursuant to the plan.
5.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company stock under a dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company stock resulting from additional contributions you choose to make to the plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of any Company stock purchased pursuant to the plan.
6.Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b5-1. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan” or “Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who entered into the plan is aware of material nonpublic information. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Chief Legal Officer, or the Chief Legal Officer’s designee, and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into during an open Trading Window when the person entering into the Plan is not aware of material nonpublic information. Once the Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
In addition, the Plan must include a cooling-off period before trading can commence that, for directors or Section 16 officers, ends on the later of ninety (90) days after the adoption of the Rule 10b5-1 Plan or two (2) business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of one hundred twenty (120) days after adoption of the plan), and for persons other than directors or Section 16 officers, thirty (30) days following the adoption or modification of a Rule 10b5-1 Plan. A person may not enter into overlapping Rule 10b5-
1 Plans (unless otherwise approved in advance by the Chief Legal Officer, after evaluating whether an exception is permitted under Rule 10b5-1) and may only enter into one single-trade Rule 10b5-1 Plan during any twelve (12)-month period. Directors and Section 16 officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5 under the Exchange Act. All persons entering into a Rule 10b5-1 plan must act in good faith with respect to that plan.
The Chief Legal Officer is under no obligation to approve a Rule 10b5-1 Plan submitted for approval and may determine not to permit entry into a Rule 10b5-1 Plan, even if it would not violate the federal securities laws or a specific provision of this policy. The fact that a particular intended Rule 10b5-1 Plan has been denied approval should be treated as confidential information and should not be disclosed to any person unless authorized by the Chief Legal Officer.
Any Rule 10b5-1 Plan must be submitted for approval at least five (5) business days prior to the desired execution date for the Rule 10b5-1 Plan and a Plan should not be entered into if more than three (3) business days elapsed following approval by the Chief Legal Officer in which case further pre-approval would be required. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required following the approved entry into a Plan.

F.Post-Termination Transactions
The Policy continues to apply to your transactions in Company securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.
G.Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Chief Legal Officer. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual employee.
H.Administration of Policy
The Chief Legal Officer is the issuer and owner of this Policy. It shall be subject to periodic review and revision by him as necessary or appropriate and any revisions to this Policy shall be reported to the CEO. The CEO, in consultation with the Company’s Chief Legal Officer, shall have the authority to make any interpretations regarding the operation of this Policy.

I.Legal Restrictions on the Application of this Policy in Particular Countries

We intend this Policy to apply to the Company on a world-wide basis. However, if a provision of this Policy would violate an applicable law or regulation within a particular country, then we will consider that such provision is void and of no force or effect as to our employees or operations within that country.
J.Restriction on Posting Company Policies

In order to ensure reliance on the official version of policies, this Policy shall not be copied, reproduced or posted on any Company website without prior approval of a member of the Legal function. The official version of this Policy is located on the Connect Global Policy Portal.